Exhibit 99.1

Lytus Technologies Expands Its Footprint into Healthcare with Cutting-Edge Patient-Centric HealthTech Platform

Launches Fully Owned Subsidiary, Lytus HealthTech, with Plans for Significant Investment

Mumbai, India, Jan. 28, 2025 -- Lytus Technologies (NASDAQ: LYT), a leader in platform services and next-generation technology, has officially launched its fully owned subsidiary, Lytus HealthTech, as part of its mission to help transform the healthcare landscape in India. The newly formed entity is designed to address the growing challenges in the country’s healthcare system by integrating advanced technologies with personalised patient care solutions.

India’s healthcare system, projected to grow at a 22% CAGR, faces challenges in terms of accessibility, speed, and integration across the patient care journey. Lytus’ healthtech platform will bring a personalised patient experience, where care is adapted to individual needs, alongside optimised clinical workflows that empower doctors and healthcare professionals to deliver faster, more efficient care. The platform’s AI-powered analytics and real-time data insights are designed to enable healthcare providers to make informed, data-driven decisions that may lead to better patient outcomes.

Speaking about the newly unveiled plans for the platform, Dharmesh Pandya, CEO of Lytus Technologies, stated, “The need for a unified, integrated healthcare system in India is more urgent than ever. Patients often suffer from long wait times and inefficient service delivery due to outdated healthcare infrastructure. India has long needed a comprehensive healthcare solution to address inefficiencies in service delivery, particularly in rural and underserved regions. We aim to close these gaps by launching a unified healthtech platform that connects patients, doctors, and healthcare institutions. We believe this will improve access to care, streamline workflows, and reduce wait times, directly saving lives and easing pressure on the country’s healthcare system. We believe that Lytus HealthTech will ensure that both patients and doctors have the tools they need for timely, accurate, and efficient medical care. Our goal is to help elevate the standard of healthcare in India, bringing it in line with global best practices.”

By providing personalised care pathways from diagnosis to treatment and recovery, the Lytus HealthTech Ecosystem is designed to make it easier for patients to receive timely care, reduce unnecessary delays, and improve overall healthcare outcomes.

The Ecosystem’s seamless platform is designed to provide doctors and healthcare providers benefits such as enhanced decision-making, reduction in manual errors, and speeding up clinical processes, to improve both the patient experience and operational efficiency. The platform is also designed to drive economic benefits by increasing productivity and reducing operational costs for healthcare providers, enabling them to serve more patients without sacrificing care quality. Scalable and adaptable, the system is designed to grow alongside India’s expanding healthcare needs. Lytus is actively recruiting talent in healthcare technology, operations, and AI to support the successful rollout of the Lytus Healthcare Ecosystem within the next two years, setting a new benchmark in HealthTech innovation for India.

Sai Guna Ranjan Puranam, COO of Lytus HealthTech, also added, “We believe our healthtech platform is a game-changer for India’s healthcare professionals and patients alike. By integrating real-time data, our platform is designed to empower doctors with the insights they need to provide more precise and timely care, ultimately benefiting the patients who need it the most. We plan to roll out the ecosystem over the next two years, and we are expanding our teams to meet the anticipated demands of this ambitious project.”

About Lytus Technologies:

Lytus Technologies is a NASDAQ-listed platform services entity that builds and invests in businesses driving next-generation technology solutions. With a focus on digital streaming, HealthTech, fintech, AI, cybersecurity, and more, Lytus operates across India and various international markets, serving a growing base of 4 million active customers. Driven by a vision for innovation and excellence, Lytus is expanding into the Indian market, offering a spectrum of transformative business opportunities and pioneering next-generation technology solutions that reshape industries.

For more information about Lytus, please visit https://www.lytuscorp.com/

Media Contact :

Sarah Bandukwala, Marketing & Communications, Lytus Group

M: +91 97698 03197

sarah@lytus.digital

media@lytuscorp.com